Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 3 DATED JANUARY 24, 2025

MASTERWORKS VAULT 5, LLC

This Supplement No. 3 dated January 24, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

On January 9, 2025, the artwork held by Series 354 created by Hans Hoffman entitled xGxlxoxrxixax xixnx xExxxcxexlxsxixsx (1963) (the “Artwork”) was retrospectively appraised by Masterworks at a fair market value of $4,800,000 (“Peak Value”) effective as of December 31, 2018. Peak Value is based on Masterworks’ retrospective opinion of fair market value of the Artwork determined in relation to the artist’s auction sales deemed relevant, adjusting for differences in size, palette, composition and execution during a period that was internally identified by Masterworks as a market peak for the artist.

The fair market value appraisal report, a copy of which is attached to a Form 1-U as of the date hereof and should be read in conjunction herewith, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. Valuation of unique art objects requires a high degree of subjectivity, so while the Company acknowledges that a sale at a public auction is one of the strongest indicators of value, it is not the only piece of information that should be taken into account. Unlike an auction for homogenous commodities with a deep demand base, the market for fine art is far more idiosyncratic and inefficient. The Company believes that it is typical for a buyer to overpay or underpay for an item relative to its fair market value depending on a variety of factors, where a single event can have a significant impact on supply and demand. This is the case because the art market is characterized by a limited number of potential buyers, particularly for items as valuable as the Artwork. Therefore, the singularity of each item, the timing and location of particular sales, and global economic conditions, may all significantly influence the outcome of a sale. The appraisal itself contains valuable information for potential investors, including a description of the methodology and specific attributes of the Artwork considered by Masterworks to be meaningful in the determination of fair market value. Notwithstanding the foregoing, investors should not place undue emphasis on the appraised value.

For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see “Description of Business – Art Appraisals” in the Offering Circulars.